SWISS MEDICA, INC.
                           53 YONGE STREET, 3rd FLOOR
                            TORONTO, ONTARIO, CANADA



                                                              September 8, 2005


VIA FAX AND EDGAR


Ms. Christine Allen Division of Corporate Finance U.S. Securities & Exchange Commission Washington, D.C. 20549

Re:  Swiss Medica, Inc.
     File No. 000-09489
     Form 10-KSB for Year Ended December 31, 2004


Dear Ms. Allen:

      This will acknowledge receipt of your letter of comment dated September 7, 2005 with regard to the above referenced filing. Our response references your comment as follows:

Although the Registrant is located in Canada, the Registrant's management has determined to use US Dollar as its functional and reporting currency based upon consideration of economic and other factors. The books of record are consistently maintained in US Dollar. Accordingly, translation of functional currency into the reporting currency is obviated.

While the Registrant believes its accounting policy for foreign currency translation is reasonable and in accordance with U.S. generally accepted accounting principles, the Registrant will revise in its future filings its disclosure of general accounting policy for foreign currency translation as follows:

Foreign Currency Translation

The Company translates the foreign currency financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated at the rates of exchange at the balance sheet date, and related revenue and expenses are translated at average monthly exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency transaction gains and losses are included in the statement of income.

The Company acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

      Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

      We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at
(416) 868-0708.


                                              Yours truly,


                                              Swiss Medica, Inc.



                                              ----------------------